SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2025

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII (PARALLEL), L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

HFCP VIII (PARALLEL-A), L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F EXECUTIVES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F ASSOCIATES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F POLARIS PARTNERS, L.P.

By: H&F Polaris Partners GP, LLC
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

MUSIC INVESTMENTS, L.P.

By: Music Investments GP, LLC
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

HELLMAN & FRIEDMAN INVESTORS VIII, L.P.

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President